UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 23, 2015

POZEN INC.

(Exact name of registrant as specified in its charter)

Delaware	000-31719	62-1657552
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1414 Raleigh Road, Suite 400
Chapel Hill, North Carolina	27517
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (919) 913-1030

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒                         Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                           Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                           Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                           Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 23, 2015, the Board of Directors of POZEN Inc., a Delaware corporation (“Pozen” or the “Company”), appointed Scott Charles Chief Financial Officer of the Company and Eric L. Trachtenberg General Counsel, Chief Compliance Officer and Corporate Secretary of the Company, both effective January 1, 2016.  On December 23, 2015, William L. Hodges, Gilda M. Thomas and Dennis L. McNamara have resigned as executive officers of Company, effective January 1, 2016.  Mr. Hodges, formerly Senior Vice President and Chief Financial Officer, will remain with the Company as Senior Vice President, Finance through the end of the first quarter of 2016.  Ms. Thomas, formerly Senior Vice President, General Counsel and Secretary, and Mr. McNamara, formerly Senior Vice President, Chief Business Operations Officer, will be leaving the Company on a full time basis as of January 8, 2015, but will continue as a part-time employees until completion of the pending merger of the Company with Tribute Pharmaceuticals Canada Inc. (“Tribute”).

Upon termination of their employment, Mr. Hodges, Ms. Thomas and Mr. McNamara will enter into separation agreements with the Company and receive certain severance benefits in accordance to the terms of the previously disclosed employee severance plan adopted by the Compensation Committee of the Board of Directors of the Company.  Pursuant to such separation agreements, the Company will pay Mr. Hodges, Ms. Thomas and Mr. McNamara their respective base salaries in effect immediately prior to separation for a period of one year, which will be paid in installments on the fifth business day of each month commencing with the second month following the month in which termination occurs, subject to the execution and non-revocation of a separation agreement.  In addition, the Company will pay Mr. Hodges, Ms. Thomas and Mr. McNamara 100% of their respective target annual bonus in a lump sum within ninety (90) days of separation, but in no event later than March 15th of the year following the year of termination.  Mr. Hodges, Ms. Thomas and Mr. McNamara will also be entitled to reimbursement of premiums for continuation of group health and dental coverage for a period of 18 months if each timely elects and remains eligible for continuation of coverage under the Consolidated Omnibus Budget Reconciliation Act (COBRA), less the amount each was paying with respect to such benefits prior to termination. In consideration of these severance benefits, Mr. Hodges, Ms. Thomas and Mr. McNamara will waive and release any and all claims against the Company.

Prior to joining the Company, Mr. Charles served as the Vice President of Finance and Treasurer at Ikaria, Inc., a critical care pharmaceutical company from April 2008 to July 2015.  From April 2002 to March 2008, Mr. Charles worked at Reliant Pharmaceuticals, Inc. in various finance functions, culminating with serving as the Vice President of Finance and Treasurer from April 2006 to March 2008.  Prior to that, he was a Manager of Assurance and Business Advisory Services at Arthur Andersen, LLP. He holds a Bachelor of Science degree in Business Administration from Bucknell University and is a Certified Public Accountant.

Mr. Charles has not engaged in any transactions with the Company or its subsidiaries that are required to be disclosed under Item 404(a) of Regulation S-K, nor have any such transactions been proposed.  Mr. Charles’s compensatory arrangements remain as previously disclosed in a Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2015.

Item 8.01 Other Events.

On December 28, 2015, the Company issued a press release relating to a change in its primary aspirin active pharmaceutical ingredient supplier in connection with the Company’s New Drug

Application for its investigational drug candidate YOSPRALA™, and an update on the status of such New Drug Application.

The Company further announced that (i) the Form S-4 filed on December 14, 2015 by Aralez Pharmaceuticals Inc., a company organized under the laws of the Province of British Colombia, Canada (“Aralez”), which includes a proxy statement of Pozen, was declared effective on December 28, 2015, and (ii) the special meeting of Pozen stockholders will be held on Tuesday, February 2, 2016 to approve matters relating the proposed merger with Tribute and the combined company being domiciled in Canada under Aralez.  Pozen stockholders of record at the close of business on December 23, 2015 will be entitled to vote at the Pozen special stockholders’ meeting.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
99.1	Pozen Press Release, dated December 28, 2015.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information

In connection with the proposed transaction, Aralez has filed with the SEC a registration statement on Form S-4 that includes the joint proxy statement/prospectus of Aralez and Pozen that also constitutes a prospectus of Aralez. Pozen plans to mail the joint proxy statement/prospectus to its stockholders in connection with the transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Pozen stockholders will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Pozen and Aralez, free of charge, at the website maintained by the SEC at www.sec.gov. Pozen stockholders may also obtain these documents, free of charge, from Pozen’s website (www.pozen.com) under the heading “Investors—SEC Filings” or by directing a request to made to Pozen at POZEN Inc., 1414 Raleigh Road, Suite 400, Chapel Hill, North Carolina 27517.

Participants in the Solicitation

The directors and executive officers of Aralez and Pozen and other persons may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the joint proxy statement/prospectus. Information regarding Pozen’s directors and executive officers is available in its definitive proxy statement filed with the SEC by Pozen on April 27, 2015 and subsequent filings with the SEC. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements herein that contain forward-looking statements are qualified by these cautionary statements. Although Pozen believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Such statements include, but are not limited to, statements related to the anticipated consummation of the business combination transaction among Aralez, Pozen and Tribute and the timing and benefits thereof; the combined company’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, competitive position, anticipated product portfolio, development programs and management structure; the Canadian domicile offering substantially similar financial and competitive advantages to an Irish domicile; the transaction structure being in the best interest of Pozen’s stockholders; the proposed listing of Aralez on the NASDAQ and TSX and other statements that are not historical facts.

These forward-looking statements are based on Pozen’s current assumptions and expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the parties’ ability to complete the combination and anticipated equity and debt financings on the proposed terms and schedule; the combined company meeting the listing requirements on the NASDAQ and Toronto Stock Exchange; risk that Aralez may be taxed as a U.S. resident corporation;  risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed transaction; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; and the possibility that if the combined company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the combined company’s shares could decline, as well as other risks related to Pozen’s and Tribute’s business, including Pozen’s inability to build, acquire or contract with a sales force of sufficient scale for the commercialization of YOSPRALA™ in a timely and cost-effective manner, the parties’ failure to successfully commercialize product candidates; costs and delays in the development and/or FDA approval of the parties’ product candidates (including YOSPRALA), including as a result of the need to conduct additional studies or due to issues with third-party manufacturers, or the failure to obtain such approval of Pozen’s or Tribute’s product candidates for all expected indications, including as a result of changes in regulatory standards or the regulatory environment during the development period of any of its product candidates; the inability to maintain or enter into, and the risks resulting from Pozen’s dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products, including its dependence on AstraZeneca and Horizon for the sales and marketing of VIMOVO®; Pozen’s dependence on Patheon for the manufacture of YOSPRALA 81/40 and YOSPRALA 325/40; the ability of Pozen and Tribute to protect their intellectual property and defend their patents; regulatory obligations and oversight; Pozen’s inability to manufacture products and reliance upon third-party manufacturers to supply it with product candidates and commercial products, including YOSPRALA; Pozen’s ability to complete the YOSPRALA NDA filing within the anticipated timeline; the ability of Pozen’s third-party manufacturers to comply with cGMP regulations or other FDA regulatory requirements; Pozen’s ability to qualify the primary or secondary aspirin API suppliers; the ability of Pozen’s now secondary supplier to resolve the FDA 483 observations and resume manufacturing operations; delays in obtaining FDA approval of one or both of Pozen’s aspirin API suppliers; the ability of our contract manufacturers to maintain required regulatory approvals and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Pozen’s SEC filings and reports, including in its Annual Report on Form 10-K for the year ended December 31, 2014, any subsequent Quarterly Reports on Form 10-Q, and in the registration statement on Form S-4 filed by Aralez on December 14, 2015.

Pozen cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to Pozen, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Pozen does not undertake any obligation to update or revise any forward-looking statement, except as may be required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 28, 2015	POZEN INC.

	By:	/s/ William L. Hodges
William L. Hodges
Chief Financial Officer